October 15, 2007

By Electronic Submission

Mr. Mark Kronforst

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Red Hat, Inc.
Form 10-K for Fiscal Year Ended February 28, 2007
Filed April 30, 2007
SEC File No. 001-33162

Dear Mr. Kronforst:

Set forth below please find our responses to the comments regarding the above referenced filing provided by you in your letter to us dated September 21, 2007.

All responses set forth below are keyed to the heading used in your letter and the sequence of your comments in bullets.

Form 10-K for the Fiscal Year Ended February 28, 2007

Consolidated Financial Statements

Note 3 – Business Combinations, page 72

1.	We note your response to prior comment 2 and have the following additional comments:

•	Tell us why you believe that it was appropriate to use customer attrition rates based on historical data of a company that was incorporated in 2004 and has a limited operating history;

Response:

Management believes that attrition rates provided helpful, objective information in determining the estimated useful lives of intangible assets. Further, management believes it was appropriate to use historical data to estimate attrition rates because those data were the best objective information available. Limited information from 2002 and 2003 was available, and significantly more data were available from 2004 through the valuation date. Historical data analysis, largely based on data from 2004 and 2005, was used in estimating expected account attrition going forward. In addition to historical data analysis, discussions were held with JBoss management to understand whether there was any basis to expect that future account attrition

Mr. Mark Kronforst

October 15, 2007

would be different than JBoss’ recent historical experience. For these reasons, management determined that using estimated attrition rates was appropriate in estimating the useful lives of intangible assets.

•

Explain how your ability to estimate these attrition rates for purposes of estimating the useful lives relates to your disclosures on page 20 of your Form 10-K that indicate you “have limited historical data with respect to rates of customer subscription renewals, so [you] cannot accurately predict customer renewal rates”;

Response:

As stated in Note 2 on page 61 of our Form 10-K (“Summary of Significant Accounting Policies – Use of Estimates”), the preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions, and actual results can differ from these estimates. While we are obligated to make such estimates in the preparation of the financial statements, we acknowledge that such estimates are inherently subject to uncertainty.

One purpose of the disclosures in the “Risk Factors” section of our Form 10-K, including the disclosure on page 20, is to highlight possible risks and uncertainties inherent in the Company’s business, including the uncertainty associated with the use of historical data to predict future performance. Even though there are uncertainties associated with using historical data to predict future performance, our estimated attrition rates were based on objective evidence of past behavior for which historical data were available and, we believe, was also the best evidence available.

•	Describe the extent that the JBoss software products are integral to their customers’ operations;

Response:

Customers use JBoss software (i.e., middleware) as part of their core infrastructure to develop, deploy and maintain their custom-written applications, many of which are mission critical, such as hotel and airline reservations, on-line banking, credit card processing and securities trading. Due to monetary costs, implementation and training effort, disruption to the development cycle and the organization, time and other reasons, management believes that switching middleware products is a difficult process.

•

Tell us whether you have any information regarding the purchase cycle of customers that use JBoss software. In this regard, indicate how often you believe customers consider whether to continue using such software and explain how difficult it is to change vendors;

Mr. Mark Kronforst

October 15, 2007

Response:

The information that management possesses indicates that the purchase cycle of customers that use JBoss software is generally six to nine months and represents an architectural choice, not an impulse buy. As stated above, JBoss software is regularly deployed in mission critical applications. Consequently, customers do not frequently consider changing vendors. We understand purchase cycle to mean the length of time from initial customer contact to sale.

•	Describe the level of competition that you experience related to the JBoss software and identify any significant competitors;

Response:

There is a significant level of competition for JBoss software. That competition focuses on value and cost, quality, functionality, consulting resources and support. This competition is more intense prior to an initial sale, when the customer faces the architectural choices inherent in selecting middleware. Principal competitors include IBM, Oracle and BEA.

•	Tell us how you considered any uncertainties related to the fact that JBoss software is based on open source technology;

Response:

Red Hat is a global leader in open source software and understands the uncertainties of the open source software business. Our experience, based upon renewal rates for our significant business in open source offerings, shows that customer retention does not compare unfavorably to proprietary software offerings. Accordingly, we did not consider any additional uncertainties based upon the use of open source technology.

•	Describe the typical customers including size and operating histories; and

Response:

JBoss typically has two types of customers (both of which include Fortune 500 companies):

1.	Enterprise Customers: large, medium and small corporate enterprises with a heavy reliance on technology that typically employ their own application developers and IT operations staff. Customers of this type come from a variety of industries including financial services, insurance, healthcare, travel, media, telecommunications and retail.

Mr. Mark Kronforst

October 15, 2007

2.	Systems Integrators and ISVs:

(a)	large technology system integrators that create their own custom written applications or create customer written applications on behalf of (and at the request of) their customers. These system integrators either deploy these applications on, or embed them with, JBoss technology; and

(b)	larger independent software vendors (ISVs) that distribute packaged software products.

No single customer accounted for more than 5 percent of JBoss’ revenue.

• Quantify your assumptions regarding the amounts that you expect to spend in order to keep the technology current.

Response:

In discussions during the acquisition process, JBoss management estimated that approximately thirty percent (30%) of total annual R&D spend was attributable to maintaining existing technology. Total R&D costs forecasted by JBoss management and used as assumptions for valuation were approximately $9.0 million for 2006, $11.5 million for 2007, $18.1 million for 2008, $25.9 million for 2009, and $34.2 million for 2010.

If you require additional information concerning this letter, we would be glad to have a telephone conference call at your convenience. Please contact me at (919) 754-4340 to arrange such a call.

Sincerely,

R. Brandon Asbill
Assistant General Counsel
Red Hat, Inc.

cc:	Ms. Christine Davis
Senior Staff Accountant
Securities and Exchange Commission

Mr. David Edgar
Staff Accountant
Securities and Exchange Commission